SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)

                 REFAC Technology Development Corporation
       ____________________________________________________________
                             (Name of Issuer)

                  Common Stock, Par Value $0.10 Per Share
       ____________________________________________________________
                      (Title of Class and Securities)

                                 758654-10-7
        ___________________________________________________________
                   (CUSIP Number of Class of Securities)

                         Eugene M. Lang Foundation
               c/o REFAC Technology Development Corporation
                           122 East 42nd Street
                         New York, New York  10168
                              (212) 687-4741
       _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)
                                 Copy to:

                           Mark N. Kaplan, Esq.
                   Skadden, Arps, Slate, Meagher & Flom
                             919 Third Avenue
                         New York, New York  10022
                              (212) 735-3000

                              January 6, 1997
                       (Date of Event which Requires
                         Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this Statement because of Rule d-1(b)(3) or
        (4), check the following box: ( )

        Check the following box if a fee is being paid with this
        Statement:  ( )


                               SCHEDULE 13D

   CUSIP No. 758654-10-7
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Eugene M. Lang Foundation, 13-6153412
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) (x)*
                                                          (b) ( )
   _________________________________________________________________
   (3)  SEC USE ONLY
   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        OO
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )
   _________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        New York
   _________________________________________________________________
                                 (7)  SOLE VOTING POWER
                                      0
          SHARES                 ___________________________________
      BENEFICIALLY               (8)  SHARED VOTING POWER
         OWNED BY                     0
          EACH                  ___________________________________
        REPORTING                (9)  SOLE DISPOSITIVE POWER
         PERSON                       0
          WITH                   ___________________________________
                                 (10) SHARED DISPOSITIVE POWER
                                      0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      (  )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        OO**
   _________________________________________________________________
   * This response amends the previous filing to reflect that the Eugene M. Lang Foundation and Eugene M. Lang are members of a group.
   ** The Eugene M. Lang Foundation is a not-for-profit charitable trust.



                    This Amendment No. 1 to a Schedule 13D filed by The Eugene M. Lang Foundation, as heretofore amended, relates to shares (the "Shares") of the Common Stock, par value $0.10 per Share, of REFAC Technology Development Corporation, a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended. The address of the Issuer's principal executive office is 122 East 42nd Street, New York, New York 10168.

          ITEM 4.   PURPOSE OF TRANSACTION.

                    Item 4 is hereby amended supplementally as follows:

                    On January 6, 1997, pursuant to the Stock
          Repurchase Agreement incorporated by reference herein, the Foundation sold, and the Issuer purchased, 942,088
          Shares at a price per Share of $8.25.

          ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

                    Item 5 is hereby amended supplementally as follows:

                    (a)-(c) and (e)  As of January 6, 1997, the
          Foundation has beneficial ownership of 0 Shares. On January 6, 1997, the Foundation sold, and the Issuer purchased, 942,088 Shares at a price per Share of $8.25.


                                  SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  January 10, 1997

                                   EUGENE M. LANG FOUNDATION

                                   By:  /s/ Eugene M. Lang
                                   Name:  Eugene M. Lang
                                   Title: Trustee